SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-232598

XYNOMIC PHARMACEUTICALS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Suite 3306, K. Wah Centre, 1010 Middle Huaihai Road,
Shanghai, China

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

Warrants (1)

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☒

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: 18 holders of record of common stock, par value $0.0001 per share and 5 holders of record of warrants, as of the certification or notice date, respectively.

Pursuant to the requirements of the Securities Exchange Act of 1934, Xynomic Pharmaceuticals Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 6, 2020	By:	/s/ Yinglin Mark Xu
Yinglin Mark Xu
Chairman of the Board, Chief Executive Officer, and President

(1)	Each Whole warrant entitles the holder to purchase one share of common stock of Xynomic Pharmaceuticals Holdings, Inc. at a price of $11.50 per share, subject to adjustments set forth thereunder at any time commencing on May 15, 2019 and expiring on May 15, 2024.